Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado
April 27, 2007

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the fiscal year ended December 31, 2005
Response Letter dated September 25, 2006
Response Letter dated December 1, 2006
Response Letter dated February 2, 2007
File No. 1-12518

Ms. Cecilia D. Blye Chief, Office of Global Security Risk Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Dear Ms. Blye:

     Thank you for your letter dated March 21, 2007, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission to our response letter dated February 2, 2007 to your comment letter, dated December 20, 2006, relating to the annual report on Form 20-F for the year ended December 31, 2005 of Banco Santander Central Hispano, S.A. (“Santander”).

     We set forth below our responses to the Staff’s comments. In order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and our responses follow each comment.

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General-

1.	We note your response to comment 1 of our letter dated December 20, 2006. We remain of the view that it would be appropriate for future filings to include disclosure regarding your Iran-related operations, including the fact that you maintain a correspondent relationship with Bank Saderat and the fact that the U.S. Department of the Treasury

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

has identified Bank Saderat as facilitating Iran’s transfer of funds to terrorist organizations. The disclosure should also include the fact that you maintain a correspondent relationship with Bank Sepah and the fact that the U.S. Department of the Treasury has designated Bank Sepah for providing support and services to designated Iranian proliferation firms.

We inform the Staff that Santander has recently terminated its correspondent relationships with both Bank Sepah and Bank Saderat. As a result, Santander will no longer conduct any new business with either of these two banks. However, the following residual business transactions between Santander and these two banks will remain in place until their maturity:

Bank Sepah
  Bank Sepah had a Euro account with Santander which has been cancelled. Pursuant to the European Union’s implementation of the United Nation Security Council’s sanctions against Iran, Santander has frozen the €204 balance from that account belonging to Bank Sepah.

  Santander has outstanding confirmed commercial letters of credit issued by, and export credit facility financings (in the form of “on-lending loans” as discussed in our response letter to the Staff dated September 25, 2006) with, Bank Sepah in the amount of approximately €77 million (with varied maturity dates extending through 2014). Of this amount, approximately €74 million is insured by the Compañía Española de Crédito a la Exportación (“CESCE”), the Spanish export credit agency. As a result, Santander’s exposure under these letters of credit and export credit facility financings is limited to approximately €3 million.

In addition to the aforementioned confirmed commercial letters of credit, Santander has acted as the advising bank on other commercial letters of credit issued by Bank Sepah which are unconfirmed, and therefore Santander has no financial exposure thereunder. Finally, there may be outstanding commercial letters of credit that were issued by Santander for its Spanish customers and confirmed or advised by Bank Sepah, but any risk of non-payment relating to those letters of credit rests with Santander’s customers (and with Bank Sepah). With respect to the unconfirmed commercial letters of credit issued by Bank Sepah as well as any commercial letters of credit issued by Santander

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

and confirmed or advised by Bank Sepah, because Santander does not have any financial exposure thereunder, Santander’s systems do not track the amounts outstanding thereunder, if any. However, Santander estimates that any such outstanding amounts are de minimis.

Although Santander has terminated its correspondent relationship with Bank Sepah, there is no contractual basis under any of these letters of credit and export credit facility financings for Santander to require repayment and/or to terminate them at this time. As a result, Santander cannot eliminate these residual transactions without writing off the amounts outstanding and/or breaching the relevant agreements. However, Santander will not confirm any additional letters of credit issued by Bank Sepah. In addition, Santander will not issue any additional letters of credit for confirmation by, nor extend any export credit facility financings to, Bank Sepah.

Bank Saderat

  Santander has outstanding confirmed commercial letters of credit issued by Bank Saderat in the amount of approximately €9.1 million (with varied maturity dates extending through 2007). Of this amount, however, approximately €8.3 million is insured by CESCE. As a result, Santander’s exposure under these letters of credit is limited to approximately €0.8 million.

In addition to the aforementioned confirmed commercial letters of credit, Santander has acted as the advising bank on other commercial letters of credit issued by Bank Saderat which are unconfirmed, and therefore Santander has no financial exposure thereunder. Finally, there may be outstanding commercial letters of credit that were issued by Santander for its Spanish customers and confirmed or advised by Bank Saderat, but any risk of non-payment relating to those letters of credit rests with Santander’s customers (and with Bank Saderat). With respect to any unconfirmed commercial letters of credit issued by Bank Saderat as well as the commercial letters of credit issued by Santander and confirmed or advised by Bank Saderat, because Santander does not have any financial exposure thereunder, Santander’s systems do not track the amounts outstanding thereunder, if any. However, Santander estimates that any such outstanding amounts are de minimis.

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

Although Santander has terminated its correspondent relationship with Bank Saderat, there is no contractual basis under these letters of credit for Santander to require repayment and/or to terminate them at this time. As a result, Santander cannot eliminate these residual transactions without writing off the amounts outstanding and/or breaching the relevant agreements. However, Santander will neither confirm any additional letters of credit issued by Bank Saderat, nor issue any additional letters of credit for confirmation by Bank Saderat.

While Santander continues to be engaged in certain de minimis activities relating to Iran (as described in Santander’s response letters to the Staff dated September 25, 2006, December 1, 2006 and February 2, 2007), these activities are neither qualitatively nor quantitatively material to investors in our securities. For the reasons stated in our prior letters, we believe that Santander’s Iran-related activities have at no time been either qualitatively or quantitatively material, but in view of the particular sensitivities to institutions such as Bank Sepah and Bank Saderat, we have terminated our correspondent relationships with these banks. In the absence of these relationships, we do not believe that our remaining activities relating to Iran could potentially be viewed as material from any perspective. Accordingly, we do not believe that under current circumstances, disclosure regarding Santander’s Iran-related operations should be included in our future filings.

2.

We note your response to comment 2 of our letter dated December 20, 2006. It appears to the staff that it would be appropriate for future filings to include disclosure regarding the fact that you maintain a correspondent relationship with the Commercial Bank of Syria and that the U.S. Department of the Treasury has designated the Commercial Bank of Syria as a bank of primary money laundering concern.

We inform the Staff that Santander has recently terminated its correspondent relationship with the Commercial Bank of Syria. As a result, Santander will no longer conduct any new business with this bank. However, the following residual business transactions between Santander and the Commercial Bank of Syria will remain in place until their maturity:

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

  Santander has issued guarantees (in the form of “bid bonds”) on behalf of its Spanish customers in favor of the Commercial Bank of Syria’s customers in the amount of approximately €3 million. Because of their nature as bid bonds, these guarantees will remain in place until the Spanish customers have complied with their obligations relating to the relevant bid. To the extent Santander would be required to make any payments under these guarantees, it would have recourse against the relevant Spanish customer, and not the Commercial Bank of Syria. Therefore, any risk of non-payment that Santander may bear as a result of issuing these guarantees is to its Spanish customers, and not to the Commercial Bank of Syria.

  In addition to these bid bonds, Santander may have acted as the advising bank on other commercial letters of credit issued by the Commercial Bank of Syria which are unconfirmed, and therefore Santander would have no financial exposure thereunder. Finally, there may be outstanding commercial letters of credit that were issued by Santander for its Spanish customers and confirmed by the Commercial Bank of Syria, but any risk of non-payment relating to those letters of credit rests with Santander’s customers (and with the Commercial Bank of Syria). With respect to any unconfirmed commercial letters of credit issued by the Commercial Bank of Syria as well as any commercial letters of credit issued by Santander and confirmed or advised by the Commercial Bank of Syria, because Santander does not have any financial exposure thereunder, Santander’s systems do not track the amounts outstanding thereunder, if any. However, Santander estimates that any such outstanding amounts are de minimis.

Although Santander has terminated its correspondent relationship with the Commercial Bank of Syria, there is no contractual basis under the guarantees or the letters of credit for Santander to terminate them at this time. As a result, Santander cannot eliminate these residual transactions without breaching the relevant agreements. However, Santander will not issue or extend any additional guarantees to, or letters of credit for confirmation by, the Commercial Bank of Syria.

While Santander’s activities with the Commercial Bank of Syria have historically been de minimis, in view of the particular sensitivities to institutions such as the Commercial Bank of Syria, we have terminated our correspondent

Alfredo Sáenz Abad
Vicepresidente 2° y Consejero Delegado

relationship with this bank. As a result, we do not believe it is necessary to include disclosure in our future filings relating to our now-terminated relationship with the Commercial Bank of Syria.

3.	Please provide us with the text of the disclosure you propose to include in response to the foregoing comments prior to including it in a filed document.

For the reasons discussed above in response to Comments #1 and #2, we do not believe the requested disclosure should be included in our future filings.

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In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

  Santander is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Madrid at 011-34-91-259-6611 or fax: 011-34-91-257-1282, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Alfredo Sáenz

Alfredo Sáenz
Chief Financial Officer

cc: Mr. Jack Guggenheim